UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On May 22, 2025, Ascentage Pharma Group International issued a press release entitled, “Ascentage Pharma Announces Clinical Data of Lisaftoclax, Which Shows Therapeutic Potential in Venetoclax-Refractory Patients, Selected for Oral Report at ASCO 2025.” A copy of the announcement is furnished as Exhibit 99.1 to this Report.

In addition, on May 23, 2025, the Ascentage Pharma Group International issued a Hong Kong Stock Exchange voluntary announcement entitled, “Ascentage Pharma Presents Results from Two Clinical Studies at 2025 ASCO Annual Meeting, Including an Oral Presentation on Lisaftoclax”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated May 22, 2025
99.2	Hong Kong Stock Exchange Voluntary Announcement dated May 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: May 23, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

3